04004161

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 27 2004 PROCESSING WASH. D.C. SECTION

SEC FILE NUMBER
8-50654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stannard Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 East Main
(No. and Street)

Pipestone (City) MN (State) 56164 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Morgan (507) 825-4288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meulebroeck, Taubert & Co., PLLP
(Name – *if individual, state last, first, middle name*)

216 East Main, PO Box 707 (Address) Pipestone (City) MN (State) 56164 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Taubert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meulebroeck, Taubert & Co., PLLP, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Matt Taubert
Signature

Partner, Meulebroeck, Taubert & Co., PLLP
Title

Jo Lean Greenhoff
Notary Public

JOLEAN GREENHOFF
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANNARD FINANCIAL SERVICES, LLC
PIPESTONE, MINNESOTA 56164

INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2003 AND 2002

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
P.O. Box 707
Pipestone, Minnesota 56164

Stannard Financial Services, LLC
Pipestone, Minnesota

CONTENTS OF REPORT
DECEMBER 31, 2003

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
mtcojlf@iw.net

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
mtcocpa@iw.net

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA
Tamara A. Koopman, CPA

WITH THE FIRM
Michael J. Reker, CPA
Crystal R. Leversedge, CPA
Amanda K. Baarson, CPA
Johnna R. Ahrendt, CPA
Michael K. Dubbelde, PA

INDEPENDENT AUDITOR'S REPORT

To The Members
Stannard Financial Services, LLC
Pipestone, Minnesota

We have audited the accompanying balance sheet of Stannard Financial Services, LLC (a Limited Liability Company) as of December 31, 2003 and 2002 and the related statements of income and members' equity and cashflows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stannard Financial Services, LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 7, 8, and 9 are presented for the purposes of additional analysis and are not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

Meulebroeck, Taubert & Co., PLLP

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants

February 12, 2004

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit A

BALANCE SHEET
DECEMBER 31, 2003 and 2002

Assets	2003	2002
Current Assets		
Cash	18,329	18,347
Commissions Receivable		2,500
Total Current Assets	18,329	20,847
Property and Equipment		
Equipment	20,049	19,685
Less accumulated depreciation	(14,404)	(11,603)
Total Property and Equipment	5,645	8,082
Other Assets		
Other Assets Net of Amortization		20,831
Total Assets	23,974	49,760
Liabilities and Members' Equity		
Current Liabilities		
Accounts Payable	1,893	411
Accrued Liabilities	1,567	1,988
Total Current Liabilities	3,460	2,399
Members' Equity	20,514	47,361
Total Liabilities and Members' Equity	23,974	49,760

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit B

STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenues		
Commission Received	118,549	144,082
Interest Income	183	282
Refunds / Reimbursements	907	2,502
Rent	12,000	
Total Revenues	131,639	146,866
Expenses		
Salaries and Benefits	97,409	107,595
Advertising	7,191	8,510
Consulting Fees		126
Amortization	20,831	28,616
Depreciation	2,801	3,005
Miscellaneous	2,949	2,636
Dues and Subscriptions	2,028	914
Rent	9,499	13,198
Insurance	1,730	1,624
Licenses and Permits	2,660	2,937
Office Supplies	2,406	2,204
Postage	1,579	2,545
Professional Development	188	982
Professional Fees	2,398	16,047
Property Taxes	2,174	1,462
Repairs	2,736	4,323
Telephone	4,885	5,578
Travel	2,132	5,252
Utilities	2,407	2,680
Total Expenditures	168,003	210,234
Net Income	(36,364)	(63,368)
Members' Equity-January 1	47,361	95,729
Contributed Capital	9,517	15,000
Members' Equity-December 31	20,514	47,361

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit C

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash Flows From Operating Activities		
Net Income (Loss)	(36,364)	(63,368)
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:		
Depreciation	2,801	3,005
Amortization	20,831	28,616
(Increase) Decrease in Commissions Receivable	2,500	3,080
(Increase) Decrease in Prepaid Assets		6,137
Increase (Decrease) in Accounts Payable	1,482	229
Increase (Decrease) in Accrued Liabilities	(421)	(601)
Net Cash Provided By Operating Activities	(9,171)	(22,902)
Cash Flows From Investing Activities		
Purchase of Equipment	(364)	(920)
Net Cash Used By Investing Financing Activities	(364)	(920)
Cash Flows From Capital and Related Financing Activities		
Members' Contributions	9,517	15,000
Net Cash Provided By Capital and Related Financing Activities	9,517	15,000
Net Increase (Decrease) in Cash	(18)	(8,822)
Cash at January 1	18,347	27,169
Cash at December 31	18,329	18,347

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 **Summary of Significant Accounting Policies**

This summary of significant accounting policies of Stannard Financial Services, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A. Nature of Operations

Stannard Financial Services, LLC is an introductory broker dealer. As an introductory broker dealer, Stannard offers various mutual funds, variable and fixed annuities, face amount certificates and insurance products. Sales are processed by an intermediate broker, with commissions revenues retained by Stannard.

B. Property, Equipment, and Depreciation

Property and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Depreciation of equipment is provided using the straight-line method for financial reporting and using the modified accelerated cost recovery system (MACRS) for federal income tax purposes as reported on the members' K-1's. For 2003 and 2002, depreciation expense was $2,801 and $3,005, respectively, for financial reporting purposes. Useful lives of property and equipment are in a range of 3 to 15 years.

C. Other Assets

Other Assets include a cost of $117,725 allocated to the purchase of files, records, and miscellaneous equipment and $25,357 for organization costs incurred at the time of the Company's inception. These costs have been amortized over a period of five years for financial reporting purposes.

D. Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

E. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 **Summary of Significant Accounting Policies - continued**

F. Limited Liability of Members

Liability of the individual members of the company is limited to their investment in the company.

Note 2 **Rent**

The company rents its office space in Pipestone, Minnesota. The lease is an annual lease with payments of $500 due monthly. The office building is owned by LLC member Todd Morgan. On December 18, 2002, the company entered into a new lease agreement calling for monthly lease payments of $500 per month, starting January 1, 2003. The lease term will end January 1, 2006.

Note 3 **Simple Plan**

During the years ended December 31, 2003 and 2002, the company participated in a Savings Incentive Match Plan for Employees (SIMPLE). The terms of the plan allow employees to contribute a percentage of their compensation, up to $8,000. The company has elected to match the employees contributions up to a maximum of 2% of the employees compensation. The company match for 2003 and 2002 was $1,569 and $1,794, respectively.

NET CAPITAL COMPUTATION
DECEMBER 31, 2003 AND 2002

	2003	2002
Total Assets	23,974	49,760
Total Liabilities	3,460	2,399
Net Capital	20,514	47,361
Adjustments:		
Property and Equipment	(5,645)	(8,082)
Other Assets		(20,831)
Total Adjustments	(5,645)	(28,913)
Adjusted Net Capital	14,869	18,448
Required Net Capital	5,000	5,000
Excess Net Capital	9,869	13,448

No material differences were noted between Net Capital Computation and Focus Report, Form X-17A-5.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 2

SCHEDULE OF AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO
DECEMBER 31, 2003 AND 2002

	2003	2002
Aggregate Indebtedness	3,460	2,399
Net Capital	14,869	18,448
Ratio of Aggregate Indebtedness to Net Capital	23.3%	13.0%

SCHEDULE OF MATERIAL INADEQUACIES
DECEMBER 31, 2003

Material Inadequacies

None